UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

     FORM 11-K/A
Amendment No.1

(Mark One)
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004.
OR
[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from___________ to___________
Commission file number 1-303

The Kroger Co. Savings Plan
For Bargaining Unit Associates
1014 Vine Street
Cincinnati, OH 45202
(Full title of the plan and the address of the plan)

The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202
(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

Explanatory Note:

This filing is made solely to correct the referenced period on the cover page of Form 11-K for The Kroger Co. Savings Plan For Bargaining Unit Associates filed with the SEC on June 27, 2005. The cover page of the Form 11-K should reference the fiscal year ended December 31, 2004 instead of the fiscal year ended December 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE KROGER CO. SAVINGS PLAN FOR
BARGAINING UNIT ASSOCIATES
Date: June 27, 2006
By:
/s/ Paul Heldman
Paul Heldman
Chairman of the Administrative Committee